Media Release

Rio Tinto’s US$338 million Silvergrass iron ore mine officially open

30 August 2017

Rio Tinto today officially opened its Silvergrass iron ore mine in Western Australia.

The US$338 million project is the 16th mine at Rio Tinto’s world-class iron ore operations and will produce low-phosphorous ore crucial to maintaining Rio Tinto’s premium Pilbara Blend product.

Rio Tinto chief executive J-S Jacques said “Silvergrass is a great example of our value-over-volume approach in action as the mine will deliver the high-quality, low-cost ore used to maintain the world-class premium Pilbara Blend product our customers love so much.

“Silvergrass is a further demonstration of our long-standing commitment to the Pilbara region in Western Australia where we’ve invested more than US$20 billion over the past decade.”

West Australian Premier Mark McGowan today led the formalities at a ceremony in the Pilbara to mark the opening, with full commissioning scheduled before the end of the year.

The brownfields expansion project will lower mine operating costs as a result of the construction of a nine-kilometre conveyor system that will replace traditional road haulage routes linking Silvergrass to the existing processing plant at Nammuldi.

More than 500 jobs as well as opportunities for indigenous contracting were created during the construction of the mine. Contracts worth more than $180 million were awarded during the construction phase, including contracts to Western Australian company Decmil and Perth headquartered company RCR Resources.

Rio Tinto Iron Ore chief executive Chris Salisbury said “Silvergrass is another Rio Tinto project delivering value for Western Australia with design, construction and commissioning all undertaken by WA companies.

“Dozens of local businesses have benefitted from the purchase of major items including modular buildings, gantry cranes and a waste water treatment plant.”

The Premier also attended celebrations in Perth last night to mark the 30-year anniversary of Rio Tinto and Sinosteel Corporation’s historic Channar Mining Joint Venture.

Rio Tinto hosted Sinosteel Corporation President Liu Andong and former Australian Prime Minister Bob Hawke, who was present at the original signing ceremony in 1987.

Chris Salisbury said “The strong partnership we have forged with Sinosteel over the past 30 years is one of Australia’s most significant trading relationships. It has seen Rio Tinto deliver more than 250 million tonnes of iron ore to China, undoubtedly helping transform the Chinese economy.”

Notes to editors

  Rio Tinto shipped its five billionth tonne of iron ore last year after 50 years of operations in the Pilbara
  Over the past seven years Rio Tinto has spent almost A$57 billion with West Australian businesses
  Rio Tinto secured contracts with more than 50 indigenous businesses last year.

Silvergrass

  Silvergrass is a satellite deposit located adjacent to Rio Tinto’s Nammuldi mine and is part of the Greater Nammuldi precinct, located approximately 70 kilometres north-west of Tom Price
  Ore from the Silvergrass mining operations is high-quality, low-phosphorus Marra Mamba ore that is treated at the Greater Nammuldi processing plant and blended into Rio Tinto’s premium Pilbara Blend product
  Silvergrass is a wholly-owned operation conducted under the Iron Ore (Hamersley Range) Agreement Act 1963
  The mine will add 10 million tonnes of annual production capacity.

Channar

  The Channar JV was the first large-scale mining initiative between China and Australia, and formed the basis of many agreements and investments to follow in mining and liquid natural gas sectors
  The joint venture is 60 per cent owned by Rio Tinto (through Hamersley Iron) and 40 per cent by Sinosteel
  In November 1987, at a ceremony with the then Australian Prime Minister Bob Hawke, Rio Tinto and Sinosteel agreed on a 200 million tonnes supply agreement over a 20-year period. This was later extended by 50 million tonnes in 2010
  In April 2016 in Beijing at a ceremony with Australian Prime Minister Malcolm Turnbull and Chinese Premier Li Keqiang, Rio Tinto and Sinosteel agreed to extend the agreement for second time. This current extension will see 30 million tonnes of iron ore supplied into the joint venture. In addition Rio Tinto will sell up to 40 million tonnes to Sinosteel through to 2021
  Channar is 22 kilometres from the Paraburdoo township, located in the Shire of Ashburton
  The Paraburdoo mine opened in 1972, Channar in 1990 and Eastern Range mine in 2004
  The Channar mine produced 9.7 million tonnes of iron ore in 2016.

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Bindi Gove
T +44 20 7781 1152	T +61 8 6211 6342
M +44 7920 503 600	M +61 406 644 913

David Outhwaite	Jesse Riseborough
T +44 20 7781 1623	T +61 8 6211 6013
M +44 7787 597 493	M +61 436 653 412

David Luff
T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404